Aqua Holdings, Inc
Board Minutes

Action by written consent of the majority stockholders and the majority directors of Aqua Holdings, Inc.

Special Meeting of Directors and the Majority Stockholders of Aqua Holdings, Inc

April 27, 2018

Minutes of Meeting of Directors and Majority Stockholders of Aqua Holdings, Inc

Michael McCabe, President, Director
Tom McCrimmon, Vice President, Director

We, the undersigned, all of the duly elected directors and Majority Stockholders of Aqua Holdings, Inc, do herby severally waive notice of time, place, and purpose of the meeting of directors of Aqua Holdings, Inc, and consent that a meeting be held at, 622 Pine Ave, Whitefish, MT 59937 at 4:00 pm on the 27th day of April, 2018.

We do further consent to the transactions of any and all business requisite, that may properly come before the meeting.

Dated: April 27, 2018

Michael McCabe, President, Director
Tom McCrimmon, Vice President, Director

On motion unanimously carried, Mr Tom McCrimmon was elected Chair, and Mr Michael McCabe elected Secretary of the meeting. The following motions were brought before the Board of Directors:

1. The company issued 2,000,000 shares to Mr. McCabe for $2000 paid in capital, and 2,000,000 shares to Mr. McCrimmon for $2,000 paid in capital.
2. The board authorizes the filing of a SEC S-1 stock offering as soon as possible.

There being no further business to be transacted and upon motion duly made, seconded, and carried, the meeting was adjourned.

Secretary of the Meeting
Michael McCabe